

Julie Friedman Steele · 3rd

Futurist Passionate about Visioning, Designing and Executing on and for Society's New Normal.

United States · Contact info

500+ connections

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World Future Society

Coursera and Udacity

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In Loving Memory of Muna Rihani /
Julie Friedman Steele on LinkedIn

I am very sad to report the following
human being and I am so lucky for h
mentorship and for the ability to sha
and shared passions. My condolenc

11 · 2 comments

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3,016 followers



Well done. 👍



Julie commented



Knowledge needs to be applied in a meaningful way. The white paper is not the end of the line. And if it is....why?

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Business babies. I grew up in this with landmark buildings being restored and cared for like my brothers and sisters. I...

Julie commented



Wonderful new website. Can't wait to dive in and take a look. Well done! Look forward to seeing and experiencing more...

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Experience

CEO / Board Chair

World Future Society

2016 – Present · 5 yrs

We believe in uniting the champions of the future and leading humanity forward. We are currently focused on executing the CivilizationTypeOne initiative with our members from over 82 different countries. And implementing 4 prime directives. A top down approach, a bottom up approach, a transformative entity approach and a movement of capital approach. The traction we are gaining is exciting.

Member Board Of Directors

World Tree

Jan 2021 – Present · 8 mos

World Tree is a for-profit-for-purpose Agro-forestry company. Working with the Empress, a tree that reaches maturity in just 10 years, & absorbs 11 times more carbon than any other tree. It literally eats carbon for breakfast. "We currently ...see more


A new future is possible

Home Page of Website

Board of Directors

WAY2B1

Way2B1
Oct 2019 – Present · 1 yr 11 mos

Simplifying the complex life of Family Offices to allow for greater interconnectedness between families for quick proactive and reactive needs.

Board of Advisors
UN Women For Peace Association
Oct 2016 – Present · 4 yrs 11 mos
New York, New York

The UN Women for Peace Association, Inc. was founded in 2008, under the patronage of H.E. Mrs. Ban Soon-taek, the wife of UN Secretary-General Ban Ki-moon. We help to advance the goals of academic and charitable orgε …see more

Managing Partner
The Friedman Family Office
2008 – Present · 13 yrs
Chicago

Family Real Estate business

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Education

Coursera and Udacity
Computer Science
2011 – 2012
Activities and Societies: Artificial Intelligence

Boston University
Bio-Chemistry Molecular Biology / Quantum Physics

Berklee College of Music
Bachelor of Arts (B.A.), Music Synthesis

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